UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________) *

                                TIX CORPORATION.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.08
                          -----------------------------
                         (Title of Class of Securities)

                                    888733102
                                    ---------
                                 (CUSIP Number)

                                  JULY 11, 2006
                                  -------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |X|    Rule 13d-1(c)
         |_|    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No.  888733102                                    13G                                                Page 2 of 4 Pages
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1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Iqbal Ashraf

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                              (a)  |_|
                                                                                                       (b)  |_|
      Not applicable.

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
----------------------------------------------------------------------------------------------------------------------------

                    5    SOLE VOTING POWER

  NUMBER OF              3,000,000 (includes 1,000,000 shares underlying in a warrant)
   SHARES            -------------------------------------------------------------------------------------------------------

BENEFICIALLY        6    SHARED VOTING POWER
  OWNED BY
    EACH                 0 shares
  REPORTING
   PERSON           --------------------------------------------------------------------------------------------------------
    WITH
                    7    SOLE DISPOSITIVE POWER

                         3,000,000 (includes 1,000,000 shares underlying in a warrant)

                    --------------------------------------------------------------------------------------------------------

                    8    SHARED DISPOSITIVE POWER

                         0 shares

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,000,000 (includes 1,000,000 shares underlying in a warrant)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.3%

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12    TYPE OF REPORTING PERSON (See Instructions)

           IN
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


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

Item 1.

    (a) Name of Issuer - Tix Corporation
    (b) Address of Issuer's Principal Executive Offices - 12001 Ventura Place, Suite 340, Studio City, California 91604

Item 2.

    (a) Names of Person Filing - Iqbal Ashraf
    (b) Address of Principal Business Office or, if none, Residence -
        201 S. Lake Avenue, Suite 603
        Pasadena, CA 91101
    (c) Citizenship or Place of Organization - United States (d) Title of Class of Securities - Common Stock
    (e) CUSIP Number - 888733102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) |_| Broker or Dealer registered under Section 15 of the Act
    (b) |_| Bank as defined in section 3(a)(6) of the Act
    (c) |_| Insurance Company as defined in section 3(a)(19) of the act
    (d) |_| Investment Company registered under section 8 of the Investment Company Act
    (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
    (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(l)(ii)(F)
    (g) |_| Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)
    (h) |_| Group, in accordance with ss.240.13d-l(b)(l)(ii)(J)

Item 4.       Ownership

    (a) Amount Beneficially Owned - 3,000,000 shares of common stock (includes 1,000,000 shares underlying in a warrant).
    (b) Percent of Class - 17.3%
    (c) Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote - 3,000,000 shares of common stock (includes 1,000,000 shares underlying in a warrant).

       (ii)  shared power to vote or to direct the vote - Not applicable.

       (iii) sole power to dispose or to direct the disposition of - 3,000,000 shares of common stock (includes 1,000,000 shares underlying in a warrant).

       (iv) shared power to dispose or to direct the disposition of - Not applicable.

Item 5.       Ownership of 5 Percent or Less of a Class

        If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ].

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.       Identification and Classification of Members of the Group

    Not applicable.

Item 9.       Notice of Dissolution of Group

    Not applicable.

Item 10.      Certification

                     The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                October 27, 2006
                                ----------------
                                Date
                                 /s/ Iqbal Ashraf
                                ------------------------
                                Iqbal Ashraf



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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